FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 2005
Commission File Number 1-31318

Gold Fields Limited

(Translation of registrant's name into English)

24 St. Andrews Rd.
Parktown, 2193
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..x... Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No ..x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____



Q1 F2006

Quarter ended 30 September 2005

News Release Q1 F2006 Results

-Unaudited-

Gold production declined in line with expectations

JOHANNESBURG. 26 October 2005 – Gold Fields Limited (NYSE & JSE: GFI) today announced September 2005 quarter net earnings of R39 million compared with a loss of R27 million in the June 2005 quarter and earnings of R89 million for the September quarter of 2004. In US dollar terms net earnings for the September 2005 quarter equated to US$6 million compared with a loss of US$5 million in the June 2005 quarter and earnings US$14 million for the September quarter of 2004. Net earnings excluding gains and losses on financial instruments and foreign debt net of cash and exceptional items were R44 million (US$7 million) for the September 2005 quarter compared to R217 million (US$35 million) in the June quarter.

September 2005 quarter salient features:

- **Attributable gold production decreased 8 per cent to 993,000 ounces, half of which is attributable to the strike in South Africa;**
- **Operating costs decline by 1 per cent to R2.46 billion despite the 6.5 per cent wage increases at the South African operations;**
- **Total cash costs R72,768 per kilogram (US$347 per ounce), 7 per cent higher than the previous quarter due to lower production;**
- **Operating profit R554 million (US$85 million).**

Ian Cockerill, Chief Executive Officer of Gold Fields said:

"During the September quarter gold production declined by 8 per cent. Approximately half of this was as a result of strike action, and the balance due to operational issues that we flagged in the guidance provided with the results for the June quarter. These issues have largely been resolved.

During the final month of the September quarter all operations showed positive trends, which were carried over into the October month, indicating a stronger December quarter.

Despite the challenges referred to above we retained a firm grip on costs with operating costs improving by 1 per cent to R2.46 billion, this despite a 6.5 per cent wage increase implemented in South Africa during the quarter.

The cost objective for the South African operations remains to reduce costs to below R70,000 per kilogram."

Stock data		JSE Limited – (GFI)	
Number of shares in issue		Range - Quarter	**ZAR68.02 – ZAR95.91**
- at end September 2005	**491,627,907**	Average Volume - Quarter	**1,397,954 shares / day**
- average for the quarter	**491,515,569**	**NYSE – (GFI)**	
Free Float	**80%**	Range - Quarter	**US$10.60 – US$14.96**
ADR Ratio	**1:1**	Average Volume - Quarter	**1,350,092 shares / day**
Bloomberg / Reuters	**GFISJ / GFLJ.J**		

the complete gold company

Restated September 2004	Restated June 2005	September 2005		Salient features		September 2005	Restated June 2005	Restated September 2004
South African Rand Quarter						**United States Dollars** Quarter		
31,317	33,523	30,892	kg	Gold produced*	oz (000)	993	1,078	1,007
66,516	67,773	72,768	R/kg	Total cash costs	$/oz	347	330	325
11,043	12,225	11,888	000	Tons milled	000	11,888	12,225	11,043
81,815	88,076	91,669	R/kg	Revenue	$/oz	437	429	400
212	202	207	R/ton	Operating costs	$/ton	32	32	33
456	656	554	Rm	Operating profit	$m	85	103	72
17	21	18	%	Operating margin	%	18	21	17
89	(27)	39	Rm	Net earnings	$m	6	(5)	14
18	(6)	8	SA c.p.s.		US c.p.s.	1	(1)	3
89	122	36	Rm	Headline earnings	$m	6	19	14
18	24	7	SA c.p.s.		US c.p.s.	1	4	3
(19)	217	44	Rm	Net earnings excluding gains and losses on financial instruments and foreign debt net of cash and exceptional items	$m	7	35	(3)
(4)	44	9	SA c.p.s.		US c.p.s.	1	7	(1)

*Attributable – All companies wholly owned except for Ghana (71.1%).

Health and safety

We regret to report 10 fatalities during the September quarter, the majority at Driefontein due to falls of ground and seismicity. The fatal injury frequency rate was 0.28 similar to the previous quarter's figure of 0.29. However, the lost day injury frequency rate improved from 14.1 to 13.4, the serious injury frequency rate improved from 7.0 to 6.3 and the days lost frequency rate also improved from 384 to 369. The international operations remained fatality free this quarter.

These rates are unacceptably high and management is actively reviewing all current safety initiatives and seeking areas of improvement, so as to attain the long-term objective of achieving the Ontario safety standards on all of our mines.

Financial review

Quarter ended 30 September 2005 compared to quarter ended 30 June 2005

Revenue

Attributable gold production decreased by 8 per cent to 993,000 ounces in the September 2005 quarter, compared with 1,078,000 ounces achieved in the June 2005 quarter. Production at the South African operations was 647,000 ounces, compared with 687,000 in the June quarter, a 6 per cent decline. Attributable production at the international operations decreased 12 per cent from 391,000 ounces to 346,000 ounces.

At the South African operations, Driefontein and Kloof performed largely as expected with both operations impacted by the strike and Kloof experiencing continuing grade problems. As indicated in the previous quarter Beatrix experienced haulage constraints at 20 level, 4 shaft, due to smectite problems. Production from the affected areas started returning to normal during the month of September. In addition, the impact of the strike was exacerbated at both Beatrix and Kloof due to a slower than expected start-up after the strike.

The main contributors to the decline at the international operations were Tarkwa and St Ives. Tarkwa declined by 18,000 ounces to 124,000 ounces (attributable). Approximately one third of the decline was as a result of a gold in process (GIP) release in the June quarter, which did not reoccur in the September quarter with the balance due to lower head grades. St Ives declined by 23,000 ounces to 120,000 ounces. The majority of this shortfall is attributable to the inclusion of clean up from the old mill in the June quarter and a short-term reduction in the volume of high-grade ores from the underground mines, highlighted in the previous quarter.

The US dollar gold price increased 2 per cent from US$429 per ounce in the June quarter to US$437 per ounce in the September quarter. This, together with the weakening of the rand against the US dollar, from an average of R6.39 to R6.52, resulted in the rand gold price increasing 4 per cent, from R88,076 per kilogram in the June quarter to R91,669 per kilogram in the September quarter.

The decrease in production was only partially offset by the increase in the rand gold price achieved resulting in revenue decreasing from R3,156 million (US$492 million) to R3,023 million (US$464 million) this quarter.

Operating costs

Operating costs for the September quarter, at R2,457 million (US$377 million), decreased by 1 per cent when compared with the June quarter's R2,474 million (US$386 million).

Costs at the South African operations increased by R12 million to R1,672 million (US$256 million), which was less than 1 per cent higher than operating costs in the previous quarter of R1,660 million (US$258 million). The nominal increase in operating costs was achieved despite the 6.5 per cent wage increase effective from 1 July 2005. This increase was mostly offset by continued strict cost controls.

Costs at the international operations, including gold-in-process changes, were R797 million (US$122 million), 5 per cent below the R840 million (US$132 million) incurred in the June quarter. This decrease in costs was mainly at St Ives, reflecting not only the reduction in underground mining volumes but also the continued focus on cost control. The 2 per cent weaker rand compared with the US dollar as detailed above resulted in an increase in costs of about R8 million (US$1 million), while the rand against the Australian dollar, which weakened marginally, from R4.91 to R4.96, accounted for a R3 million (US$1 million) increase in costs.

Operating margin

The net effect of the movements in revenue and costs, after taking into account gold-in-process changes, was an operating profit of R554 million (US$85 million). This is 16 per cent below the R656 million (US$103 million) achieved in the June quarter. The Group margin decreased from 21 per cent last quarter to 18 per cent in the September quarter, while the margin at the South African operations decreased from 12 per cent to 9 per cent. The margin at the international operations was unchanged at 33 per cent.

Amortisation

Amortisation decreased from R391 million (US$61 million) in the June quarter to R353 million (US$54 million) in the September quarter. This decrease was due to the lower production experienced at most operations during the quarter.

Other

Net interest and investment income after taking into account interest paid decreased from R15 million (US$2 million) in the June quarter to R1 million (US$- million) for the September quarter. This decrease in net interest is due to realised gains on the Mvela interest rate swap included in earnings in the previous quarter.

The loss on financial instruments of R9 million (US$1 million) compares with a gain of R100 million (US$16 million) in the June quarter. This quarter includes a loss on the Tarkwa rand/US dollar forward cover of R16 million (US$3 million) and a R3 million (US$1 million) loss on the Australian dollar/US dollar call options partially offset by a gain on diesel call options in Ghana of R10 million (US$2 million). The majority of the gain in the June quarter was from the closure of the Mvela interest rate swap, which accounted for R91 million (US$16 million).

More details on these financial instruments are given on page 15 of this report.

Exploration and expenditure

Exploration expenditure increased from R61 million (US$10 million) to R66 million (US$10 million) in the June quarter – please refer to the Exploration and Corporate Development section for more detail.

Exceptional items

The exceptional gain of R3 million (US$1 million) from the sale of sundry assets and investments, compares with the loss in the June quarter of R359 million (US$58 million). Last quarter included impairments at Beatrix, Driefontein, Kloof, St Ives and Living Gold, together with the cost of

defending the Harmony bid, partially offset by the sale of investments.

Taxation

Taxation for the quarter amounted to R45 million (US$7 million) compared with a credit of R62 million (US$10 million) in the June quarter. The tax provision includes normal and deferred taxation on all operations together with royalties at the international operations.

The main reason for the credit last quarter was a deferred tax credit of A$36 million (R167 million) in Australia, due to a gross up in tax values of assets resulting from the consolidation of the Australian operations for tax purposes as from 1 July 2003. Added to this was the tax credit on the Beatrix impairment, which amounted to R24 million (US$4 million). This was partially offset by normal taxation.

Earnings

After accounting for minority interests, net earnings amounted to R39 million (US$6 million) or 8 SA cents per share (US$0.01 per share), compared with a restated loss of R27 million (US$5 million) or negative 6 SA cents per share (negative US$0.01 per share) in the previous quarter.

Headline earnings i.e. earnings less the after tax effect of asset sales, impairments and the sale of investments, was R36 million (US$6 million) or 7 SA cents per share (US$0.01 per share), compared with restated earnings of R122 million (US$19 million) or 24 SA cents per share (US$0.04 per share) last quarter.

Earnings excluding exceptional items as well as net gains and losses on financial instruments and foreign debt net of cash amounted to R44 million (US$7 million) or 9 SA cents per share (US$0.01 per share), compared with restated earnings of R217 million (US$35 million) or 44 SA cents per share (US$0.07 per share) reported last quarter. As reported above under taxation, the R217 million earnings reported last quarter included a deferred tax credit of R167 million (A$36 million) in Australia.

Cash flow

Cash flow from operating activities for the quarter was R303 million (US$47 million), which was less than half of the operating cash flow generated in the June quarter of R708 million (US$110 million). This was due to the lower production and resultant decrease in operating profit and the negative change in working capital of R188 million (US$30 million) quarter on quarter. This decrease was mainly due to the timing of creditors payments and interest payments on the Mvela loan.

During the quarter R197 million (US$29 million) was paid in dividends. No dividends other than those paid to Ghanaian minorities of R48 million (US$7 million) were paid during the June quarter.

Capital expenditure amounted to R325 million (US$50 million) compared with R442 million (US$68 million) in the June quarter. Expenditure at the South African operations decreased R41 million to R133 million (US$20 million). A significant portion of this expenditure was directed at the major projects, with R23 million (US$4 million) at 1 tertiary and 5 shaft at Driefontein, R9 million (US$1 million) at Kloof 4 shaft, R4 million (US$1 million) at Kloof 1 shaft pillar extraction and R29 million (US$4 million) at Beatrix 3 shaft.

The Australian operations incurred capital expenditure of R111 million (A$22 million) compared with R122 million (A$24 million) in the June quarter. Expenditure at St Ives included development costs at Argo and Leviathan underground. At Agnew, the majority of the expenditure was spent on development. Included in capital expenditure was ongoing exploration expenditure at both operations of R34 million (A$7 million). At the Ghanaian operations, capital expenditure amounted to R72 million (US$11 million) mainly on the new heap leach pads projects at Tarkwa and the Damang main pit cutback. This compares with R117 million (US$18 million) in the previous quarter. Major projects are still forecast to be in line with approved votes. Proceeds on disposal of various Group wide mining assets amounted to R4 million (US$1 million) for the quarter.

Financing activities include the half yearly payment of the debt portion of the Mvela loan of R140 million (US$22 million).

Net cash outflow for the quarter was R431 million (US$65 million). After accounting for a negative translation adjustment of R144 million (US$4 million positive), the funding of capital expenditure and the dividend as detailed above, the cash balance at the end of September was R2,800 million (US$442 million). The balance at the end of June was R3,375 million (US$504 million).

Detailed and operational review

Group overview

Attributable gold production for the September 2005 quarter decreased 8 per cent to 993,000 ounces when compared with the June quarter. Production from the South African operations at 647,000 ounces accounted for 65 per cent of the Group's total attributable production, compared with 687,000 ounces or 64 per cent last quarter.

At the South African operations, gold production decreased 6 per cent compared with the previous quarter. The decrease of 7,100 ounces and 8,100 ounces at Kloof and Driefontein respectively was mainly due to the strike during the quarter, while Kloof continued to experience lower grades than reserve grades in the earlier part of the quarter. At Beatrix the 24,600 ounce reduction was due to the strike and slow start-up after the strike, together with the smectite problems detailed earlier. Operating profit at the South African operations decreased from R224 million (US$35 million) to R170 million (US$26 million), mainly as a consequence of the lower gold production.

Production from the Australian operations was 13 per cent lower quarter on quarter at 181,800 ounces. The decrease in production at Agnew of 3,100 ounces was due to the lower grades as forecast last quarter. At St Ives the decrease of 23,300 ounces was due to the mill shut down, and lower underground volumes during the quarter together

with an additional 12,000 ounces from mill clean up in the June quarter.

Despite the lower production, operating profit from the Australian operations increased from R159 million (A$33 million, US$25 million) to R177 million (A$36 million, US$27 million), primarily as a result of the higher gold price which increased from an average of A$551 per ounce to A$578 per ounce for the September quarter, allied with lower costs. The Ghanaian operations showed a 10 per cent decrease in attributable gold production to 164,600 ounces. Damang was slightly lower, as forecast. At Tarkwa the decrease was due to movements in GIP and lower grades. Ghana contributed operating profit of R207 million (US$32 million), a 24 per cent decrease when compared with the June quarter due to the lower production.

The international operations contributed R384 million (US$59 million) or 69 per cent of the total operating profit of R554 million (US$85 million). This compares with R433 million (US$68 million) or 66 per cent of the total operating profit of R656 million (US$103 million) last quarter.

South African Operations

Project 500 was initiated in September 2003 to increase revenue and reduce costs through two sub-projects i.e. Project 400 and Project 100. These projects have proved successful and led to additional projects – Project 100+ and Project Beyond as detailed below.

Project 400

Project 400 was aimed at improving revenue such that an additional R400 million (US$60 million) per annum could be generated on a sustainable basis. This was to be achieved through a basket of productivity initiatives; by eliminating non-contributing production and replacing low-grade surface material with higher margin underground material - all aimed at improved quality volumes. In F2005 this has resulted in improved yields, in line with the life of mine grades for each of the South African operations, as reflected in the table below.

Quarter ended	F2004	F2005	Sep 2005
Driefontein: Life of mine head grade as per the 2003, 2004 and 2005 annual report	8.7	8.1	8.0
Life of mine head grade adjusted for estimated metallurgical recoveries	8.4	7.8	7.8
Driefontein (underground yields achieved)	8.1	8.3	8.1
Kloof: Life of mine head grade as per the 2003, 2004 and 2005 annual report	9.8	10.5	9.7
Life of mine head grade adjusted for estimated metallurgical recoveries	9.5	10.2	9.4
Kloof (underground yields achieved)	9.0	9.1	8.7
Beatrix: Life of mine head grade as per the 2003, 2004 and 2005 annual report	5.1	5.5	5.4
Life of mine head grade adjusted for estimated metallurgical recoveries	4.9	5.3	5.2
Beatrix (underground yields achieved)	4.6	5.0	5.2

Project 100+ and Project Beyond

At the end of September 2005, Project 100+ had twelve projects under management, with projected benefits of R200 million (US$30 million) per annum. Approximately half of these projects are in the concept or design phases. The greater part of the benefit realisation for these projects is expected during the 2006 and 2007 financial years.

Project Beyond, initiated in 2004, is a procurement and supply chain initiative targeting savings of between R200 and R300 million (US$30 and US$45 million) per annum over three years, i.e. around 10 per cent of the amount expended on materials, services and capital expenditure at the South African operations.

The project delivered R103 million (US$16 million) of contractual savings (12.3 per cent) on historic baseline expenditure during the 2005 financial year through addressing commodities such as grinding media, foodstuffs, mill liners, ore transport, roof and timber support, bearings, engineering repairs and lubricants. These savings are realised as the new contracts are utilised by the mining operations and, as a consequence, will largely be realised during the 2006 financial year. R14 million (US$2 million) of cash flow savings for the first quarter of F2006 has been achieved.

Project Beyond is targeting a further R75 to R100 million (US$12 to US$15 million) savings per annum at the local operations during the 2006 financial period. Commodities such as diesel engine repairs, explosives, lime, lifting equipment, valve spares, steel wire ropes, scrapers & chutes, labour hire, hoppers and ventilation pipes will be subjected to scrutiny and analysis in order to achieve the local savings target.

Furthermore, as Gold Fields' strategic sourcing capability matures, focus is moving to Total Cost of Ownership (TCO) models (which would include not only the purchase price but the total cost over the life of the equipment including maintenance, spares and operating costs) and working in partnering relationships with suppliers on performance based contracts.

Sourcing benefits have also been identified at the international operations of Australia, Ghana and the Peruvian Cerro Corona project. Preliminary indications are that savings of around US$20 million (R130 million) per annum may be achieved.

In addition, Gold Fields will be embarking on targeting further benefits through the introduction of a globally integrated supply chain structure. Initial studies of identifying opportunities across the entire supply chain (forecasting and planning, sourcing, inventory, maintenance, production, accounts payable, disposal and distribution) are underway.

Driefontein

		September 2005	June 2005
Gold produced	- 000'ozs	289.8	297.9
Yield - underground	- g/t	8.1	8.3
- combined	- g/t	5.6	5.3
Total cash costs	- R/kg	69,872	64,548
	- US$/oz	333	314

Gold production at Driefontein decreased by 3 per cent from 297,900 ounces in the June quarter to 289,800 ounces in the September quarter, which was in line with the forecast. The underground grade decreased from 8.3 grams to 8.1 grams per ton during the quarter. This was partially offset by an increase in the underground tonnage from 978,000 tons to 989,000 tons despite a four day work 'stoppage' caused by industry wide wage negotiation industrial action. Surface tonnage was managed lower to accommodate the anticipated higher underground volume. This switch from surface to underground tonnage resulted in an increase in cost per ton from R359 to R406 in the September quarter. This blending adjustment improved the combined yield from 5.3 grams per ton in the June quarter to 5.6 grams per ton in the September quarter. The yield was bolstered by plant clean-up which accounted for 3,000 ounces for the quarter.

Operating costs increased by 5 per cent from R625 million (US$97 million) in the June quarter to R656 million (US$101 million) in the September quarter as a result of the 6.5 per cent annual wage increase and the increased underground tonnage. Total cash costs increased 8 per cent in rand terms to R69,872 per kilogram. In US dollar terms, total cash costs increased by 6 per cent from US$314 per ounce to US$333 per ounce. Operating profit decreased by 11 per cent from R188 million (US$30 million) in the June quarter to R168 million (US$26 million) in the September quarter.

Capital expenditure decreased from R75 million (US$12 million) in the June quarter to R47 million (US$7 million) for the September quarter. It is anticipated that capital expenditure will return to the former level for the remaining quarters of F2006.

Grade estimate modelling forecasts a slightly lower grade during the December quarter, with improved underground ore volumes. Gold production for the December quarter should therefore be similar to the September quarter. The cost profile for the December quarter will increase slightly due to the planned increase in underground volumes hoisted, substituting the mineralised waste from surface.

Kloof

		September 2005	June 2005
Gold produced	- 000'ozs	218.4	225.5
Yield - underground	- g/t	8.7	8.3
- combined	- g/t	7.8	7.8
Total cash costs	- R/kg	88,295	85,445
	- US$/oz	421	416

Gold production at Kloof decreased by 3 per cent from 225,500 ounces in the June quarter to 218,400 ounces in the September quarter. This decrease was due to fewer shifts worked as a result of the wage related strike action during August, exacerbated by a slow start-up after the strike and continued lower grades than reserve grades as highlighted in the June quarter. Underground grades improved by 5 per cent quarter on quarter and management intervention is ongoing to return these grades to more historic levels above 9 grams per ton during the next quarter.

Tons milled from underground decreased by 8 per cent from 832,000 to 767,000 quarter on quarter due to the strike and a further reduction in marginal area mined. Underground yields improved from 8.3 grams to 8.7 grams per ton. A proportion of the lost underground tonnage due to the strike was made up from surface stockpile material. Surface tons increased from 70,000 in the June quarter to 108,000 in the September quarter, albeit at a much lower grade. The change in mining mix resulted in a combined yield for the quarter of 7.8 grams per ton, the same as the June quarter. The net lower tons milled resulted in an increase from R692 per ton to R714 per ton, quarter on quarter.

Operating costs at R625 million (US$96 million) for the quarter were virtually unchanged compared with the June quarter. The impact of annual wage increases was offset by lower costs as a result of reduced volumes during the industrial action. However, total cash costs increased by 3 per cent to R88,295 per kilogram compared with the June quarter of R85,445 per kilogram as a result of the lower gold production. Total cash costs in US dollar terms increased by 1 per cent to US$421 per ounce for the quarter.

The operating loss of R4 million (US$1 million) for the September quarter was similar to the previous quarter. Capital expenditure decreased by 11 per cent to R43 million (US$7 million) for the quarter mainly due to lower expenditure at 4 sub-vertical shaft.

Initiatives implemented to improve the mining grade are progressing well and the December quarter's volume and grade are expected to improve, which would result in an increase in gold produced by between 5 and 10 per cent. Cash costs will reduce accordingly.

Beatrix

		September 2005	June 2005
Gold produced	- 000'ozs	138.6	163.2
Yield - underground	- g/t	5.2	5.6
Total cash costs	- R/kg	87,152	78,010
	- US$/oz	416	380

Gold production at Beatrix decreased by 15 per cent from 163,200 ounces in the June quarter to 138,600 ounces in the September quarter. Underground ore volumes decreased from 910,000 tons in the June quarter to 831,000 tons in the September quarter. This decrease was due to the industrial action which took place during August and the slow start-up after this strike, together with the haulage constraints at West shaft due to continuation of the smectite problems reported last quarter. The logistics project at West shaft to alleviate the smectite problems made further progress during the September quarter, with the last level and some critical development nearing completion.

The overall yield decreased from 5.6 grams to 5.2 grams per ton. This decrease in yield was due to slightly lower mining values, mainly due to reduced volumes at Beatrix West, which is a higher grade shaft than the rest of the property. Surface material is no longer processed at Beatrix due to uneconomic grades at current price levels.

Operating costs decreased by 5 per cent from R411 million (US$64 million) to R391 million (US$60 million) mainly due to the lower production, which offset the 6.5 per cent increase in wages effective from 1 July 2005. However, the decrease in gold production resulted in an increase in total cash costs per kilogram by 12 per cent from R78,010 per kilogram (US$380 per ounce) in the June quarter to R87,152 per kilogram (US$416 per ounce) in the September quarter.

Beatrix posted an operating profit of R6 million (US$1 million) in the September quarter despite the negative effect of the strike on production, compared with R39 million (US$6 million) in the June quarter. Capital expenditure at R44 million decreased 15 per cent compared to the June quarter. This decrease was mainly due to lower development meters at 3 shaft as a result of the industrial action.

Gold production for the December quarter is forecast to increase to historic levels of above 150,000 ounces, which will have a positive impact on unit working costs. Capital expenditure is planned to increase by 30 per cent in the December quarter due to the need to increase certain key development projects to maintain higher levels of production.

International Operations

Ghana

Tarkwa

		September 2005	June 2005
Gold produced	- 000'ozs	174.2	199.1
Yield - Heap leach	- g/t	0.9	1.0
Yield - CIL plant	- g/t	1.5	1.7
Total cash costs	- US$/oz	277	240

Tarkwa's gold production decreased by 13 per cent from 199,100 ounces in the June quarter to 174,200 ounces in the September quarter.   The heap leach operation contributed 119,600 ounces, down 16,100 ounces from the June quarter. The CIL plant contributed 54,600 ounces, a decrease of 8,800 ounces. A total of 5.3 million tons of ore was processed during the quarter.

The CIL plant processed 1.14 million of these tons at a yield of 1.50 grams per ton, compared with 1.18 million tons at a yield of 1.66 grams per ton in the June quarter. The decline in head grade reflects difficulties experienced during the quarter in balancing the load of soft high grade and hard medium grade ores to the mill. The volume of the latter had to be increased during the quarter to provide competent ores to the mill to maintain mill performance, in the process displacing the former.

Ore stacked on the leach pads was 2 per cent lower than the previous quarter reflecting the effects of the 2 day strike and 3 fewer operating days in the quarter. Head grade to the leach pads was 1.20 grams per ton, compared with 1.29 grams per ton in the June quarter. The decrease in grade was in line with forecast. Gold-in-process release at the heaps during the period was 1,400 ounces compared with 6,000 ounces in the June quarter. The decline in gold release from the heaps was due to stacking on the 3rd and 4th lifts at both the north and south heap leach plants.

Tons mined increased by 2.2 million tons for the quarter to 24.1 million tons. The stripping ratio increased from 3.17 to 3.46 reflecting the current push backs taking place at both the Teberebie and Kotraverchy pits. Mining costs were US$0.88 per ton for the quarter compared with US$0.81 per ton last quarter reflecting the increase in the maintenance cost of the fleet due to the number of hours the units have been operating and the increasing cost of diesel.

Operating costs at US$48 million (R315 million), including gold-in-process adjustments, were similar to the previous quarter. The costs of the additional stripping were offset by the lower GIP charge. Operating costs per ton treated excluding GIP charges were US$9.25 per ton as against US$8.73 per ton in the June quarter, reflecting the increase in stripping ratio. Total cash costs at US$277 per ounce compare with the June quarter's US$240 per ounce and reflects the decrease in gold production and increase in strip ratio.

Operating profit at US$28 million (R182 million) decreased by US$10 million (R57 million) compared with the June quarter. The lower production was partly offset by the increase in the average gold price, which increased from US$428 per ounce in the June quarter to US$437 per ounce in the September quarter.

Capital expenditure decreased from US$16 million (R101 million) in the June quarter to US$7 million (R47 million) in the September quarter. The construction of leach pads at both the North and the South facilities remains the major focus of expenditure.

Gold production for the December quarter is expected to improve, as stacking has commenced on the first lift at the new Blue Ridge pads at the South heap leach facility, although the North leach pad will remain on high lifts throughout the quarter. This will result in unpredictable gold production from these heaps in particular. During October good progress was being made on resolving the mill blend issues referred to above and a slight improvement in grade is expected there.

Damang

		September 2005	June 2005
Gold produced	- 000'ozs	57.2	58.2
Yield	- g/t	1.3	1.4
Total cash costs	- US$/oz	375	340

Gold production decreased from 58,200 ounces during the June quarter to 57,200 ounces in the September quarter. This decline was due to a decrease in feed grade to the plant, from 1.54 grams per ton in the June quarter to 1.46 grams per ton in the September quarter. The decrease in grade resulted from reduced higher grade fresh ore tonnages mined from the Juno 2SE pit, which will reach its final depth in the December quarter. This was offset, to a degree by a 5 per cent increase in mill throughput to 1.33 million tons, notwithstanding the shorter operating period. This increase reflects better availability of the mill and a slight reduction in the volume of the Juno ores referred to earlier, which are particularly hard.

Total tons mined decreased slightly from 3.8 million tons to 3.7 million tons. Mining operations commenced in the Tomento pit and continued in the Amoanda and Juno 2SE pits, with ore tonnages mined decreasing from 858,000 tons in the June quarter to 742,000 tons in the September quarter. The Tomento and Amoanda pits were the main source of oxide feed to the plant, although towards the end of the quarter the Amoanda pit joined the Juno 2SE pit as a source of fresh ore.

Operating costs, including gold-in-process adjustments, increased marginally to US$21 million (R138 million) from US$20 million (R125 million) in the June quarter. Cost per ton milled decreased from US$15.52 to US$14.40 largely due to lower mining costs associated with the increased volumes from the conglomerate pits. Total cash costs increased from US$340 per ounce to US$375 per ounce reflecting a US$2 million (R13 million) increase in GIP charge for the quarter and also the lower grades.

Operating profit decreased from US$5 million (R35 million) to US$4 million (R26 million) for the September quarter with the higher gold price only partially offsetting the lower gold production and increased costs.

Capital expenditure for the quarter amounted to US$4 million (R25 million). The majority of this expenditure was incurred in development costs at the Damang pit cutback, which commenced during the quarter

Gold production and costs are expected to be similar in the December quarter.

Australia
St Ives

		September 2005	June 2005
Gold produced	- 000'ozs	119.8	143.1
Yield - Heap leach	- g/t	0.5	0.5
Yield - Milling	- g/t	3.1	3.5
Total cash costs	- A$/oz	415	450
	- US$/oz	316	348

Gold production for the quarter was 119,800 ounces, 16 per cent down from last quarter's 143,100 ounces. This decrease was due to lower treatment volumes, a revised open pit mine plan and operational difficulties at the underground mine, particularly at Leviathan. The June quarter also included 12,000 ounces of clean up gold from the old mill. The Lefroy mill produced 111,200 ounces for the quarter and the heap leach plant 8,600 ounces.

Total tons processed during the quarter amounted to 1.64 million, a decrease of 3 per cent from the June quarter. The new Lefroy plant processed 1,118,400 tons a decline of 5 per cent against the previous quarter reflecting a planned shut down but also a slow ramp up in tonnage after the shutdown. Tonnage treated through the heap leach plant declined to 522,000 tons following the failure of one of the tertiary crushers there.

The average head grade processed at 2.5 grams per ton was down significantly against the June quarter's 2.9 grams per ton. Poor performance of the underground mines led to a decline in volumes of high grade ore to the Lefroy mill and a drop in yield to 3.1 grams per ton from 3.5 grams per ton in the previous quarter.

Mining operations produced 1.63 million tons of ore during the quarter, only marginally below the previous quarter's result. Open pit head grade was steady at 1.64 grams per ton but lower than the planned grade due to a revision of the mine plan that resulted in delayed deliveries from the Agamemnon open pit. This decision was made to accommodate recently delineated higher grade extensions that will now be accessed in the latter part of the December quarter. As a consequence, alternative lower grade ore was substituted. Waste movement was again reduced but will increase in future quarters as stripping activities on new ore positions increase. During the quarter 1.43 million BCM's of open pit ore and waste were mined at an average strip ratio of 2.64 as compared with 3.1 in the June quarter.

The underground mining operations performed below expectations, producing 427,600 tons of ore at 4.5 grams per ton compared with 538,000 tons of ore at 5.6 grams per ton in the June quarter. At the Leviathan underground mine the June quarter performance was not sustained with a reduction in volumes and grades being the biggest contributor to the shortfall in underground ounces referred to earlier. The East Repluse issues reflect a backfill failure in one of the high grade stopes and subsequent effect on surrounding stopes. Production commenced from the new Conqueror ore body which is part of the Leviathan complex.

Operating costs, including gold-in-process adjustments, decreased from A$67 million (R327 million) to A$50 million (R249 million) reflecting not only the reduced volumes milled but also the continued focus on cost control and the lower cost of running the new Lefroy mill. Operating costs do however include a A$3 million (R15 million) credit for power charges, reflecting settlement of a long running claim. Total cash costs fell from A$450 per ounce (US$348 per ounce) in the June quarter to A$415 per ounce (US$316 per ounce).

Operating profit at A$19 million (R94 million) was up on the A$13 million (R65 million) achieved in the June quarter despite the decrease in gold production. This was due to higher revenues (average gold price of A$577 per ounce for this quarter compared with A$555 per ounce in the June quarter) and lower operating costs.

Capital expenditure for the September quarter amounted to A$16 million (R81 million) similar to the June quarter. Capital development underground and capital equipment at Lefroy plant were the main expenditure areas. Capital expenditure will increase slightly in the coming quarters in line with increased waste stripping activity in the open pits.

Gold production and cash costs are expected to improve in the December quarter.

Agnew

		September 2005	June 2005
Gold produced	- 000'ozs	62.0	65.1
Yield	- g/t	5.9	6.4
Total cash costs	- A$/oz	303	265
	- US$/oz	230	205

Gold production at Agnew decreased 5 per cent to 62,000 ounces in the September quarter compared with 65,100 ounces in the June quarter. This was driven by a 3 per cent increase in mill throughput to 325,000 tons balanced by a slight reduction in head grades and volumes from the Kim underground mine as compared to the out performance reported in the last quarter.

Mining from the Waroonga underground complex (Kim and Main Lodes) decreased 4 per cent to 117,300 tons of ore resulting in gold production also decreasing to 49,000 ounces, against 59,000 ounces in the June quarter. This result reflects a slightly increased contribution from Main Lode.

The Songvang open pit continued at the planned rate. Total BCM movement for the September quarter was 1,555,800, a reduction of 20 per cent on the June quarter figure of 1,938,800 BCM. This was driven by reduced waste movement reflected by the strip ratio dropping to 16.1 from 20.1. Ore mined from the pit totalled 248,900 tons at a head grade of 2.5 grams per ton compared to the June quarter's 236,500 tons at a grade of 2.2 grams per ton.

Operating costs, including gold-in-process adjustments, increased from A$17 million (R82 million) in the June quarter to A$19 million (R95 million) in the September quarter reflecting higher volumes of waste charged to operating costs and a slight increase in mining costs at Songvang open pit, reflecting increased ore hardness and mining depth.

Total cash costs increased from A$265 per ounce (US$205 per ounce) in the June quarter to A$303 per ounce (US$230 per ounce) in the September quarter. The increase was as a result of the decrease in gold production coupled with an increase in unit mining costs at Songvang.

Agnew's operating profit decreased from A$20 million (R94 million) to A$17 million (R83 million) in the September quarter, reflecting the decrease in production and increased costs. Capital expenditure decreased from A$7 million (R36 million) to A$6 million (R30 million) in the September quarter, the decrease being due to a reduction in the rate of spend on the mill adsorption/leach tank refurbishment programme.

Gold production and cash costs are expected to be similar in the December quarter.

Quarter ended 30 September 2005 compared with quarter ended 30 September 2004

Attributable gold production in the September 2005 quarter was 1 per cent lower at 993,000 ounces when compared with 1,007,000 ounces in the September 2004 quarter. Production at the South African operations at 647,000 ounces was 8 per cent below the 700,000 ounces produced in the September 2004 quarter, mainly due to the strike in August 2005. At the international operations, gold production increased 13 per cent to 346,000 ounces, the majority of this increase is due to the commissioning of the new mill at Tarkwa, where an increase of 35,000 ounces was achieved when comparing the two quarters.

Revenue increased 12 per cent in rand terms (increased 9 per cent in US dollar terms) from R2,705 million (US$425 million) to R3,023 million (US$464 million). The lower gold production was more than offset by the increase in the average rand gold price, which increased 12 per cent from R81,815 per kilogram (US$400 per ounce) in the September 2004 quarter to R91,669 per kilogram (US$437 per ounce) in the September 2005 quarter.

Group operating costs in rand terms increased 5 per cent to R2,457 million (US$377 million). At the South African operations operating costs were virtually unchanged at R1,672 million (US$256 million). The lower production and the effect of the no-work no-pay implemented during the strike in August 2005 together with stringent cost controls

offset the wage increases and normal inflationary increases seen over the past year. The increase in operating costs at the international operations amounted to 7 per cent, from R672 million to R786 million. In US dollar terms, including GIP movements, the increase in costs at the international operations was US$30 million, from US$92 million to US$122 million. The main reason for this increase was the increased production at Tarkwa due to the commissioning of the new mill. Added to this are significant increases in diesel, steel and reagents over the past year.

Operating profit at R554 million (US$85 million) for the September 2005 quarter compares with R456 million (US$72 million) for the September 2004 quarter.

Profit before tax amounted to R110 million (US$17 million) compared with the restated R197 million (US$31 million) in the September 2004 quarter. This decrease was mainly due to a change in financial instruments – from a gain of R152 million (US$24 million) in the September 2004 quarter to a loss of R9 million (US$1 million) in the September 2005 quarter. The gain on financial instruments in September 2004 was mainly the marked to market gain on the Mvela interest rate swap which was closed-out in the June 2005 quarter.

Earnings decreased from the restated R89 million (US$14 million) in the September 2004 quarter to R39 million (US$6 million) in the September 2005 quarter. Earnings excluding gains on financial instruments, foreign debt and exceptional items increased from a restated loss of R18 million (US$3 million) in the September 2004 quarter to a profit of R44 million (US$7 million) this quarter.

Capital and development projects

Cerro Corona

During the past quarter, a third round of workshops was held in six local communities with the assistance of the Peruvian Ministry of Energy and Mines (MEM). During July the official public hearing for the Project, which was directed by the MEM, was held in the nearby community of Hualgayoc with over 2,500 people in attendance. In general participants at the hearing demonstrated a high level of support for the development of this project. Subsequent to these meetings, public and regulatory comments on the Environmental Impact Study were invited.

This public engagement process has generated extensive questions and commentary, to which we are now responding. Although the scope of this is very broad, approval of the EIA is still anticipated in the December quarter. Voluntary public information workshops continue to be held in the project's area of influence to keep the local populace up to date on the project status and site activities.

Site work during the period remained largely focused on geotechnical activities in support of the ongoing design engineering work being developed by Hatch, the engineering and procurement contractor. Construction of a project perimeter wall was begun using local companies and labour.

The detailed engineering design work for the plant and tailing facility continued. Hatch completed a ±10 per cent capital and operating cost estimate, which is currently being reviewed. A project decision is expected in the last quarter of the calendar year.

North American Palladium and Gold Fields Announce Option/Joint Venture on the Arctic Platinum Project

On 18 October 2005, North American Palladium Ltd. ("NAP") and Gold Fields Limited ("Gold Fields") announced the intent to form a joint venture to further explore mining properties and develop a mine at the Arctic Platinum Project ("APP") located in Finland. APP's location and geology are quite similar to that of NAP's Lac des Iles mine in Northwestern Ontario and will permit NAP to utilise its operating and development experience in the design and construction of a mine at APP.

NAP will be granted an option to acquire up to a 60 per cent undivided interest in APP including the Suhanko, SJ Reef and SK Reef mining properties and claims located south of Rovaniemi, Finland (collectively the "Project"). NAP's option to acquire its interest in APP will vest upon NAP satisfying the following conditions on or before June 30, 2008: (i) completing a US$7.5 million re-scoping study and exploration program and US$5.0 million feasibility study; (ii) making a decision to develop a mine at the Project; and (iii) paying Gold Fields up to US$45 million through the issuance of NAP common shares. The price per share will be the weighted average trading price on the American Stock Exchange for 11 trading days commencing October 11, 2005.

During the next stage of work, NAP will manage the exploration, engineering and evaluation activity on APP.

The re-scoping study on the Project will address the following objectives:

- define a combined mineable resource of 5 million ounces of 2PGE + Au at grades greater than 3.0 grams per tonne;
- exploration on the SK Reef and SJ Reef mining projects to drill and examine mining claims that have the potential to satisfy the target grades, obtain sufficient data to create a new geological model that supports a combined mine plan for the Project and identify other high potential geological zones along the Archaean-Proterozoic contact;
- examine various mine design options to efficiently exploit all identified APP resources and produce a marketable product in a cost-effective manner; and
- evaluate the metallurgy of various ore types contained within the Project and categorize as to possible processing options.

The re-scoping and feasibility studies are expected to commence in the first quarter of 2006 and take approximately 30 months to complete.

Upon NAP's acquisition of an interest in APP, a joint venture of APP will be formed with NAP holding a 60 per cent interest and Gold Fields holding a 40 per cent interest. Gold

Fields will have a back-in right to acquire an additional 10 per cent interest in APP and consideration for such interest will be paid by reducing the number of NAP common shares issued to Gold Fields by 20 per cent. NAP will remain operator of the joint venture, which will be managed under a Joint Venture arrangement.

Completion of the transaction is subject to a number of conditions including among other things, negotiating and executing a formal option and joint venture agreement and receipt of all required regulatory and third party approvals and consents, including the approvals of the Toronto and American Stock Exchanges and the South African Reserve Bank.

The execution of this transaction delivers Gold Fields' previously stated intent with respect to this project, viz that:

- APP is a very significant discovery of PGM's which could at some stage be developed;
- a deal would only be undertaken should a partner be found who could add strategic value to the project and which would introduce a different approach to the development.

The involvement of NAP brings a new phase of work to the examination of the viability of this project and the involvement of a company with demonstrated expertise on this type of project and in arctic operating conditions.

Exploration and corporate development

Gold Fields continued its exploration program with drilling on seven projects during the quarter. In addition, two projects were relinquished and two new projects were applied for or letter agreements reached.

At the Essakane project in Burkina Faso, Gold Fields together with joint venture partner Orezone Resources Inc. (TSX: "ORZ") continues to drill the Essakane Main Zone as part of a planned pre-feasibility study expected to be completed during 2005. The pre-feasibility study will be using an interim resource calculation completed by Gold Fields. A new resource calculation has been delayed until the first quarter of calendar 2006 pending oriented core confirmation of the geologic model and resolution of assay quality assurance – quality control (QA-QC) issues associated with coarse particulate gold.

Fieldwork was suspended at the 85 per cent Telikan and 68 per cent Mansounia projects in Guinea due to the onset of the rainy season. At the 80 per cent owned Kisenge project in the southern DRC, mechanised auger sampling of the extensive termite geochemical anomalies continues. Follow-up reverse circulation (RC) drilling began at the end of September. A letter of intent was signed with Glencar Mining plc (AIM: "GCM") on their 85 per cent Sankarani project in south-western Mali. This agreement is subject to due diligence and a formal option agreement as well as governmental approvals.

In the European region, Gold Fields relinquished its option on the Monte Ollasteddu prospect in Sardinia with Medoro

Resources (TSX-V: "MRL"). In Serbia, GFI bid on two government tenders for the Kuruga and Kupjatra licences in the Crni Vrh region. Four companies have submitted bids and at quarter end these were being evaluated by the Serbian officials. Gold Fields completed regional reconnaissance in three parts of the Russian Far East and has examined some 70 prospects.

At the Central Victoria project in Australia, availability of drill rigs has slowed our confirmation work on the 3.2 kilometre mineralised horizon on Gold Fields 100 per cent owned Lockington tenement. Aircore and follow-up diamond drilling began in September. Our joint venture with Geoinformatics Exploration Inc. (TSX-V: "GXL") in New South Wales continued during the quarter with prospect ranking. In China, initial core drilling was completed on the Heishan JV in Shandong province, part of the Shandong JV with Sino Gold. No significant results were encountered. Fieldwork continues on the Fujian JV with partners Zijin Mining (HKSE: "2899") including geologic mapping and stream sediment sampling of the Fujian epithermal belt. Our 8.4 per cent equity holding in Sino Gold (ASX: "SGX") continues to deliver results with the start of construction at Jinfeng and interesting drill results at depth on this project. Fieldwork also began during the quarter on the Heilongjiang joint venture in north-eastern China.

Comaplex Minerals Corp (TSX: "CMF"), a Canadian company that is exploring the Meliadine project in the Nunavut province in which Gold Fields owns a 19.8 per cent interest, completed and partially reported on 15,800 metre drilling programme. Gold Fields is providing technical assistance to Comaplex during this programme. GoldQuest Mining Corporation (TSX Venture: "GQC") in which Gold Fields has a 9.75 per cent interest has reported encouraging trench results from its Las Tres Palmas prospect in Dominican Republic. During the quarter, Committee Bay Resources (TSX: "CBR") completed a 6,200 metre drilling programme on the Committee Bay project. They have expended approximately C$8 million towards their C$10 million spending requirement before GFI makes its election to participate in this project or sell its 55 per cent interest for 7 million shares in CBR. CMQ Resources Inc. (TSX Venture: "CMQ") in which Gold Fields has a 9.7 per cent interest has completed a 5,400 metre drilling project on their Nevada properties.

Drilling was completed on the 60 per cent owned Ñayca prospect in central Peru during the quarter, with no significant results to report. This prospect is part of the Puquio JV with Peruvian miner Buenaventura (NYSE: "BVN"). In another joint venture with BVN surrounding the 80 per cent Cerro Corona prospect, drilling began late in the quarter. At the El Callao project, a 50:50 joint venture with 11.4 per cent owned Bolivar Gold Corp. (TSX: "BGC") in Venezuela, RC and diamond drilling continued during the quarter. Several interesting results were received at the Capia and Mexico prospects that were reported on by BGC.

Implications of adopting IFRS 2, share-based payments

IFRS 2, Share-based payments becomes effective for Gold Fields for the financial year ending 30 June 2006. In terms of the IFRS, Gold Fields now recognises the cost of share options (share-based payments) from 1 July 2005. IFRS 2 requires that all options granted after 7 November 2002, but not vested by 1 July 2005 be accounted for.

Gold Fields' has adopted an appropriate valuation model to fair value the employee share options. The value of the share options has been determined as of the grant date of the options and has been expensed on a straight line basis over the vesting period. Based on this model, the following costs for the financial years ending after 7 November 2002 have been accounted for as follows:

F2003	R5.2 million (US$0.8 million)	
	(against opening retained earnings)	
F2004	R32.6 million (US$5.2 million)	
	(against opening retained earnings)	
F2005	R52.0 million (US$8.4 million)	
	(restatement of F2005 comparatives)	
F2006	R15.6 million (US$2.5 million)	
	(current year - September 2005 quarter only)	

The corresponding entry for the above adjustments was shareholders' equity within the share-based payment reserve. The effect on opening shareholders' equity is nil.

The F2005 annual net earnings of R180 million (US$29 million) have been restated to R128 million (US$21 million), the difference being the share based costs for that year. This cost of R52 million (US$8 million) has been spread equally over the relevant quarters in F2005 (June 2005 quarter: R13 million (US$2 million) and September 2004 quarter: R13 million (US$2 million)). These costs are included in other expenses. Earnings per share, headline earnings, headline earnings per share and diluted earnings per share have also been restated.

Outlook

Gold production at the South African and international operations should increase in the December quarter. Cash costs should decrease accordingly.

Basis of accounting

The unaudited quarter has been prepared on the International Financial Reporting Standards (IFRS) basis. The detailed financial, operational and development results for the September 2005 quarter are submitted in this report.

These consolidated quarterly statements are prepared in accordance with IAS 34, Interim Financial Reporting. The accounting policies used in the preparation of this report are consistent with those applied in the previous year-end, except for the adoption of IFRS 2 – share based payments and the adoption of the revised international accounting standards forthcoming from the IAS improvements project and new IFRS issued by the International Accounting Standards Board.

I.D. Cockerill
Chief Executive Officer
26 October 2005

Income statement

International Financial Reporting Standards Basis

Figures are in millions unless otherwise stated

South African Rand		Quarter		
		September 2005	Restated June 2005	Restated September 2004
Revenue		3,022.5	3,156.3	2,704.8
Operating costs		2,457.3	2,474.2	2,335.9
Gold inventory change		10.9	26.1	(87.1)
Operating profit		**554.3**	656.0	456.0
Amortisation and depreciation		**353.4**	391.2	370.7
Net operating profit		**200.9**	264.8	85.3
Finance (cost)/income		**(0.1)**	11.2	32.3
- Net interest received		**0.8**	15.1	16.3
- (Loss)/gain on foreign debt, net of cash		**(0.9)**	(3.9)	16.0
(Loss)/gain on financial instruments		**(8.8)**	100.3	151.7
Other expense		**(18.8)**	(30.6)	(17.5)
Exploration		**(66.2)**	(60.6)	(54.9)
Profit before tax and exceptional items		**107.0**	285.1	196.9
Exceptional gain/(loss)		**2.7**	(359.2)	-
Profit before taxation		**109.7**	(74.1)	196.9
Mining and income taxation		**45.0**	(61.7)	85.9
- Normal taxation		**74.0**	57.3	63.3
- Deferred taxation		**(29.0)**	(119.0)	22.6
Net profit		**64.7**	(12.4)	111.0
Attributable to:				
- Ordinary shareholders		**39.2**	(26.9)	89.1
- Minority shareholders		**25.5**	14.5	21.9
Exceptional items:				
Profit on sale of investments		**1.8**	10.0	-
Harmony hostile bid costs		**-**	(145.1)	-
Profit on sale of exploration rights		**-**	46.6	-
IAMGold transaction costs		**-**	6.9	-
Impairment of critical spares - St Ives		**-**	(17.2)	-
Impairment of assets		**-**	(260.9)	-
Other		**0.9**	0.5	-
Total exceptional items		**2.7**	(359.2)	-
Taxation		**(0.6)**	56.9	-
Net exceptional items after tax and minorities		**2.1**	(302.3)	-
Net earnings		**39.2**	(26.9)	89.1
Net earnings per share (cents)		**8**	(6)	18
Headline earnings		**36.2**	121.6	89.1
Headline earnings per share (cents)		**7**	24	18
Diluted earnings per share (cents)		**8**	(6)	17
Net earnings excluding gains and losses on financial instruments and foreign debt, net of cash and exceptional items		**43.7**	216.6	(18.5)
Net earnings per share excluding gains and losses on financial instruments and foreign debt, net of cash and exceptional items (cents)		**9**	44	(4)
Gold sold – managed	kg	**32,972**	35,836	33,060
Gold price received	R/kg	**91,669**	88,076	81,815
Total cash costs	R/kg	**72,768**	67,773	66,516

Income statement

International Financial Reporting Standards Basis

Figures are in millions unless otherwise stated

United States Dollars	Quarter		
	September 2005	Restated June 2005	Restated September 2004
Revenue	**463.6**	492.4	425.3
Operating costs	**376.9**	385.5	367.3
Gold inventory change	**1.7**	4.3	(13.7)
Operating profit	**85.0**	102.6	71.7
Amortisation and depreciation	**54.2**	60.9	58.3
Net operating profit	**30.8**	41.7	13.4
Finance (cost)/income	**-**	1.6	5.1
- Net interest received	**0.1**	2.3	2.6
- (Loss)/gain on foreign debt, net of cash	**(0.1)**	(0.7)	2.5
(Loss)/gain on financial instruments	**(1.3)**	15.7	23.9
Other expense	**(2.9)**	(4.8)	(2.7)
Exploration	**(10.2)**	(9.5)	(8.6)
Profit before tax and exceptional items	**16.4**	44.7	31.1
Exceptional gain/(loss)	**0.4**	(57.5)	-
Profit before taxation	**16.8**	(12.8)	31.1
Mining and income taxation	**6.9**	(10.3)	13.6
- Normal taxation	**11.3**	8.8	10.0
- Deferred taxation	**(4.4)**	(19.1)	3.6
Net profit	**9.9**	(2.5)	17.5
Attributable to:			
- Ordinary shareholders	**6.0**	(4.6)	14.1
- Minority shareholders	**3.9**	2.1	3.4
Exceptional items:			
Profit on sale of investments	**0.3**	1.5	-
Harmony hostile bid costs	**-**	(23.0)	-
Profit on sale of exploration rights	**-**	7.5	-
IAMGold transaction costs	**-**	1.3	-
Impairment of critical spares - St Ives	**-**	(2.8)	-
Impairment of assets	**-**	(42.0)	-
Other	**0.1**	-	-
Total exceptional items	**0.4**	(57.5)	-
Taxation	**(0.1)**	9.2	-
Net exceptional items after tax and minorities	**0.3**	(48.3)	-
Net earnings	**6.0**	(4.6)	14.1
Net earnings per share (cents)	**1**	(1)	3
Headline earnings	**5.6**	19.4	14.1
Headline earnings per share (cents)	**1**	4	3
Diluted earnings per share (cents)	**1**	-	3
Net earnings excluding gains and losses on financial instruments and foreign debt, net of cash and exceptional items	**6.7**	34.6	(2.9)
Net earnings per share excluding gains and losses on financial instruments and foreign debt, net of cash and exceptional items (cents)	**1**	7	(1)
South African rand/United States dollar conversion rate	**6.52**	6.39	6.36
South African rand/Australian dollar conversion rate	**4.96**	4.91	4.50
Gold sold – managed ozs (000)	**1,060**	1,152	1,063
Gold price received $/oz	**437**	429	400
Total cash costs $/oz	**347**	330	325

Balance sheet

International Financial Reporting Standards Basis
Figures are in millions otherwise stated

	South African Rand		United States Dollars	
	September 2005	Restated June 2005	September 2005	Restated June 2005
Property, plant and equipment	16,549.6	16,959.5	2,614.5	2,531.3
Non-current assets	396.0	389.0	62.6	58.1
Investments	1,049.9	992.8	165.9	148.2
Current assets	5,046.3	5,656.1	797.2	844.2
- Other current assets	2,246.7	2,281.1	354.9	340.5
- Cash and deposits	2,799.6	3,375.0	442.3	503.7
Total assets	**23,041.8**	23,997.4	**3,640.2**	3,581.8
Shareholders' equity	15,886.3	16,534.1	2,509.7	2,467.8
Deferred taxation	3,178.0	3,249.8	502.1	485.0
Long-term loans	1,020.4	1,176.0	161.2	175.5
Environmental rehabilitation provisions	880.1	905.8	139.0	135.2
Post-retirement health care provisions	23.7	24.1	3.7	3.6
Current liabilities	2,053.3	2,107.6	324.5	314.7
- Other current liabilities	1,750.2	1,820.1	276.6	271.8
- Current portion of long-term loans	303.1	287.5	47.9	42.9
Total equity and liabilities	**23,041.8**	23,997.4	**3,640.2**	3,581.8
South African rand/US dollar conversion rate			**6.33**	6.70
South African rand/Australian dollar conversion rate			**4.82**	5.15

Condensed statement of changes in equity

International Financial Reporting Standards Basis
Figures are in millions otherwise stated

	South African Rand		United States Dollars	
	September 2005	Restated September 2004	September 2005	Restated September 2004
Balance as at the beginning of the financial year	16,534.1	14,949.3	2,467.8	2,372.9
Minority shareholders interest now reflected in shareholders equity	-	662.9	-	105.2
Restated balance at the beginning of the financial year	16,534.1	15,612.2	2,467.8	2,478.1
Currency translation adjustment and other	(516.2)	289.6	61.2	(33.0)
(Cancellation)/issue of share capital	(0.3)	0.1	-	-
(Decrease)/increase of share premium	(66.3)	7.1	(10.2)	1.1
Marked to market valuation of listed investments and instruments	51.5	(53.4)	7.9	(8.4)
Dividends	(196.8)	(196.7)	(29.4)	(29.4)
Increase in share based payment reserve	15.6	13.0	2.5	2.1
Net profit attributable to ordinary shareholders	39.2	89.1	6.0	14.1
Net profit attributable to minority shareholders	25.5	21.9	3.9	3.5
Balance as at the end of September	**15,886.3**	15,782.9	**2,509.7**	2,428.1

Reconciliation of headline earnings with net earnings

Figures are in millions otherwise stated

	South African Rand			United States Dollars		
	September 2005	Restated June 2005	Restated September 2004	September 2005	Restated June 2005	Restated September 2004
Net earnings	**39.2**	(26.9)	89.1	**6.0**	(4.6)	14.1
Profit on sale of investments	(1.8)	(10.0)	-	(0.3)	(1.5)	-
Taxation effect of profit on sale of investments	0.3	(1.1)	-	-	(0.2)	-
Impairment of assets	-	260.9	-	-	42.0	-
Taxation effect of impairment of assets	-	(51.7)	-	-	(8.3)	-
Profit on sale of exploration rights	-	(46.6)	-	-	(7.5)	-
Asset sales and other after tax adjustments	(1.5)	(3.0)		(0.1)	(0.5)	
Headline earnings	**36.2**	121.6	89.1	**5.6**	19.4	14.1
Headline earnings per share – cents	**7**	24	18	**1**	4	3
Based on headline earnings as given above divided by 491,515,569 (June 2005 – 492,294,226 and September 2004 – 491,604,675) being the weighted average number of ordinary shares in issue						

Cash flow statement
International Financial Reporting Standards Basis

Figures are in millions unless otherwise stated

South African Rand	Quarter		
	September 2005	Restated June 2005	Restated September 2004
Cash flows from operating activities	**302.8**	707.9	197.6
Profit before tax and exceptional items	**107.0**	285.1	196.9
Exceptional items	**2.7**	(359.2)	-
Amortisation and depreciation	**353.4**	391.2	370.7
Change in working capital	**(120.4)**	68.1	(182.9)
Taxation paid	**(77.7)**	(69.0)	(51.4)
Other non-cash items	**37.8**	391.7	(135.7)
Dividends paid	**(196.8)**	(48.2)	(261.0)
Ordinary shareholders	**(196.8)**	(0.1)	(196.7)
Minority shareholders in subsidiaries	**-**	(48.1)	(64.3)
Cash flows from investing activities	**(330.6)**	(403.0)	(775.9)
Capital expenditure – additions	**(325.2)**	(441.8)	(754.7)
Capital expenditure – proceeds on disposal	**4.2**	23.5	3.0
Purchase of investments	**(12.1)**	(17.2)	(20.8)
Proceeds on the disposal of investments	**8.4**	19.5	2.2
Proceeds on the disposal of exploration rights	**-**	46.6	-
Environmental and post-retirement health care payments	**(5.9)**	(33.6)	(5.6)
Cash flows from financing activities	**(206.6)**	-	44.1
Loans received	**-**	0.1	-
Loans repaid	**(140.0)**	(0.1)	(74.0)
Minority shareholders loans received	**-**	-	110.9
Shares (repurchased)/issued	**(66.6)**	-	7.2
Net cash (outflow)/inflow	**(431.2)**	256.7	(795.2)
Translation adjustment	**(144.2)**	187.5	69.4
Cash at beginning of period	**3,375.0**	2,930.8	4,134.5
Cash at end of period	**2,799.6**	3,375.0	3,408.7

United States Dollars	Quarter		
	September 2005	Restated June 2005	Restated September 2004
Cash flows from operating activities	**47.0**	110.2	30.6
Profit before tax and exceptional items	**16.4**	44.7	31.1
Exceptional items	**0.4**	(57.5)	-
Amortisation and depreciation	**54.2**	60.9	58.3
Change in working capital	**(18.5)**	11.1	(28.8)
Taxation paid	**(11.3)**	(12.5)	(8.6)
Other non-cash items	**5.8**	63.5	(21.4)
Dividends paid	**(29.4)**	(7.2)	(39.5)
Ordinary shareholders	**(29.4)**	-	(29.4)
Minority shareholders in subsidiaries	**-**	(7.2)	(10.1)
Cash flows from investing activities	**(50.8)**	(61.7)	(122.1)
Capital expenditure – additions	**(49.9)**	(67.9)	(118.7)
Capital expenditure – proceeds on disposal	**0.6**	3.7	0.5
Purchase of investments	**(1.9)**	(2.5)	(3.3)
Proceeds on the disposal of investments	**1.3**	2.9	0.3
Proceeds on the disposal of exploration rights	**-**	7.5	-
Environmental and post-retirement health care payments	**(0.9)**	(5.4)	(0.9)
Cash flows from financing activities	**(31.7)**	1.2	6.6
Loans received	**-**	-	-
Loans repaid	**(21.5)**	0.4	(11.6)
Minority shareholders loans received	**-**	0.8	17.1
Shares (repurchased)/issued	**(10.2)**	-	1.1
Net cash (outflow)/inflow	**(64.9)**	42.5	(124.4)
Translation adjustment	**3.5**	(13.0)	(7.5)
Cash at beginning of period	**503.7**	474.2	656.3
Cash at end of period	**442.3**	503.7	524.4

Hedging / Derivatives

Policy

The Group's policy is to remain unhedged to the gold price. However, hedges are sometimes undertaken on a project specific basis as follows:

- to protect cash flows at times of significant expenditure,
- for specific debt servicing requirements, and
- to safeguard the viability of higher cost operations.

Gold Fields may from time to time establish currency financial instruments to protect underlying cash flows.

Gold Fields has various currency and interest rate financial instruments - those remaining are described in the schedule. It has been decided not to account for these instruments under the hedge accounting rules of IAS 39 and accordingly the positions have been marked to market.

Position at end of September 2005

On 7 January 2004, Gold Fields Australia closed out its Australian dollar/United States dollar currency financial instruments. The existing forward purchases of Australian dollars and the put and call options were closed out by entering into equal and opposite transactions. The close out of the outstanding open position of US$275 million was at an average spot rate of 0.7670 US$/A$. These transactions locked in gross profit amounting to US$115.7 million and the underlying cash receipts were deferred to match the maturity dates of the original transactions. An amount of US$102.8 million had already been accounted for up until the end of December 2003. In addition, in order that the Group was able to participate in further Australian dollar appreciation, a strip of quarterly maturing Australian dollar/US dollar call options were purchased in respect of an amount of US$275 million of which the value dates and amounts match those of the original structure. The Australian dollar call options resulted in a premium of US$8.3 million. The payment of the premium will be effected so as to match the maturity dates of the original structure. The average strike price of the options is 0.7670 US$/A$.

Subsequent to this, on 7 May 2004, the future US dollar values were fixed in Australian dollars to take advantage of the weakened Australian dollar against the US dollar at that time. The original value of the future cash flows was US$107.4 million or A$140.0 million at 0.7670 US$/A$, the rate at the time of the original transaction. The value fixed in Australian dollars amounted to A$147 million, based on the spot rate on 7 May 2004 of 0.7158 US$/A$. The balance of A$78.7 million not yet realised in cash is detailed below:

Payment value dates	Future cash flows - A$ million
30 September 2005	14.0
30 December 2005	13.6
31 March 2006	13.3
30 June 2006	12.9
29 September 2006	12.6
29 December 2006	12.3
TOTAL	78.7

The balance of the unmatured call options purchased at a total cost of US$8.3 million, are detailed below:

US Dollars / Australian Dollars call options

Year ended 30 June		2006	2007	TOTAL
Australian dollar call options:				
Amount (US dollars)	- 000's	75,000	75,000	150,000
Average strike price	- (US$/A$)	0.7670	0.7670	0.7670

The marked to market value of all transactions making up the positions in the above table was a positive US$2.8 million. This was based on an exchange rate of A$/US$ 0.7615. The value was based on the prevailing interest rates and volatilities at the time.

US Dollars / Rand forward purchases

Year ended 30 June		2006	2007	TOTAL
Forward purchases:				
Amount (US Dollars)	- 000's	30,000	-	30,000
Average rate	- (ZAR/US$)	6.9402	-	6.9402

The marked to market value of all transactions making up the positions in the above table was a negative R17.1 million (US$2.7 million). The value was based on an exchange rate of ZAR/US$6.33 and the prevailing interest rates and volatilities at the time.

International Petroleum Exchange (IPE) Gasoil call options

Gold Fields Ghana purchased a one year Asian style (average monthly price) call option at the spot price ruling on that day of US$0.42 per litre (approximately US$500 per metric ton) in respect of 51.6 million litres of diesel, settled monthly, to protect against adverse energy price movements. The call option resulted in a premium of US$1.66 million, paid upfront, at a strike price of US$0.45 per litre. The balance of the unexpired options are given below.

Year ended 30 June		2006	2007	TOTAL
Forward purchases:				
Amount (litres)	- 000's	38,700	-	38,700
Strike price	- US$/litre	0.45	-	0.45

Conversion factor from US dollar per metric ton to US dollar cents per litre = 1,185 i.e. US$/litre 0.45 equates to US$533 per metric ton

The marked to market value of all transactions making up the position above was a positive US$2.84 million. The value was based on an IPE Gasoil price of US$0.497 per litre (US$589 per metric ton). The value was based on the prevailing interest rates and volatilities at the time.

Total cash costs
Gold Institute Industry Standard

All figures are in Rand millions unless otherwise stated

		Total Mine Operations	South African Operations				International Operations				
			Total	Driefontein	Kloof	Beatrix	Total	Ghana		Australia #	
								Tarkwa	Damang	St Ives	Agnew
Operating costs [1]	September 2005	2,457.3	1,671.6	656.0	624.7	390.9	785.7	318.2	124.1	244.3	99.1
	June 2005	2,474.2	1,660.1	625.4	624.2	410.5	814.1	300.3	124.8	300.5	88.5
Gold-in-process and	September 2005	11.5	-	-	-	-	11.5	(2.8)	13.4	3.8	(2.9)
inventory change*	June 2005	21.5	-	-	-	-	21.5	5.6	0.3	19.5	(3.9)
Less: Rehabilitation costs	September 2005	9.8	9.4	2.8	4.1	2.5	0.4	0.4	-	-	-
	June 2005	11.4	9.8	2.8	5.4	1.6	1.6	0.1	0.6	0.4	0.5
Production taxes	September 2005	8.8	8.8	4.1	3.8	0.9	-	-	-	-	-
	June 2005	4.0	4.0	3.0	0.3	0.7	-	-	-	-	-
General and admin	September 2005	92.1	56.8	23.3	20.9	12.6	35.3	15.7	2.9	9.3	7.4
	June 2005	90.0	56.9	24.5	19.4	13.0	33.1	16.5	2.7	11.0	2.9
Cash operating costs	September 2005	2,358.1	1,596.6	625.8	595.9	374.9	761.5	299.3	134.6	238.8	88.8
	June 2005	2,390.3	1,589.4	595.1	599.1	395.2	800.9	289.3	121.8	308.6	81.2
Plus: Production taxes	September 2005	8.8	8.8	4.1	3.8	0.9	-	-	-	-	-
	June 2005	4.0	4.0	3.0	0.3	0.7	-	-	-	-	-
Royalties	September 2005	32.4	-	-	-	-	32.4	14.9	5.2	7.9	4.4
	June 2005	34.4	-	-	-	-	34.4	16.4	4.6	9.5	3.9
TOTAL CASH COSTS [2]	September 2005	2,399.3	1,605.4	629.9	599.7	375.8	793.9	314.2	139.8	246.7	93.2
	June 2005	2,428.7	1,593.4	598.1	599.4	395.9	835.3	305.7	126.4	318.1	85.1
Plus: Amortisation*	September 2005	327.9	141.2	61.3	58.3	21.6	186.7	60.5	7.2	119.0	
	June 2005	369.0	167.6	66.5	79.6	21.5	201.4	62.3	9.8	129.3	
Rehabilitation	September 2005	9.8	9.4	2.8	4.1	2.5	0.4	0.4	-	-	
	June 2005	11.4	9.8	2.8	5.4	1.6	1.6	0.1	0.6	0.9	
TOTAL PRODUCTION COSTS [3]	September 2005	2,737.0	1,756.0	694.0	662.1	399.9	981.0	375.1	147.0	458.9	
	June 2005	2,809.1	1,770.8	667.4	684.4	419.0	1,038.3	368.1	136.8	533.4	
Gold sold – thousand ounces	September 2005	1,060.1	646.8	289.8	218.4	138.6	413.2	174.2	57.2	119.8	62.0
	June 2005	1,152.2	686.6	297.9	225.5	163.2	465.5	199.1	58.2	143.1	65.1
TOTAL CASH COSTS – US$/oz	September 2005	347	381	333	421	416	295	277	375	316	230
	June 2005	330	363	314	416	380	281	240	340	348	205
TOTAL PRODUCTION COSTS - US$/oz	September 2005	396	416	367	465	442	364	330	394	387	
	June 2005	382	404	351	475	402	349	289	368	401	

DEFINITIONS

Total cash costs and Total production costs are calculated in accordance with the Gold Institute Industry standard.

[1] Operating costs – All gold mining related costs before amortisation/depreciation, changes in gold inventory, taxation and exceptional items.

[2] Total cash costs – Operating costs less off-mine costs, including general and administration costs, as detailed in the table above.

[3] Total production costs – Total cash costs plus amortisation/depreciation and rehabilitation provisions, as detailed in the table above.

* Adjusted for amortisation/depreciation (non-cash item) excluded from gold in process change.

Average exchange rates are US$1 = R6.52 and US$1 = R6.39 for the September 2005 and June 2005 quarters respectively.

As a significant portion of the acquisition price was allocated to tenements of St Ives and Agnew on endowment ounces and also as these two Australian operations are entitled to transfer and then off-set tax losses from one company to another, it is not meaningful to split the income statement below operating profit.

Operating and financial results

South African Rand		Total Mine Operations	South African Operations			
			Total	Driefontein	Kloof	Beatrix
Operating Results						
Ore milled/treated (000 tons)	September 2005	11,888	3,320	1,614	875	831
	June 2005	12,225	3,555	1,743	902	910
Yield (grams per ton)	September 2005	2.8	6.1	5.6	7.8	5.2
	June 2005	2.9	6.0	5.3	7.8	5.6
Gold produced (kilograms)	September 2005	32,972	20,119	9,015	6,792	4,312
	June 2005	35,386	21,356	9,266	7,015	5,075
Gold sold (kilograms)	September 2005	32,972	20,119	9,015	6,792	4,312
	June 2005	35,836	21,356	9,266	7,015	5,075
Gold price received (Rand per kilogram)	September 2005	91,669	91,535	91,425	91,431	91,929
	June 2005	88,076	88,200	87,794	88,411	88,650
Total cash costs (Rand per kilogram)	September 2005	72,768	79,795	69,872	88,295	87,152
	June 2005	67,773	74,611	64,548	85,445	78,010
Total production costs (Rand per kilogram)	September 2005	83,010	87,281	76,983	97,482	92,741
	June 2005	78,388	82,918	72,027	97,562	82,562
Operating costs (Rand per ton)	September 2005	207	503	406	714	470
	June 2005	202	467	359	692	451
Financial Results (Rand million)						
Revenue	September 2005	3,022.5	1,841.6	824.2	621.0	396.4
	June 2005	3,156.3	1,883.6	813.5	620.2	449.9
Operating costs	September 2005	2,457.3	1,671.6	656.0	624.7	390.9
	June 2005	2,474.2	1,660.1	625.4	624.2	410.5
Gold inventory change	September 2005	10.9	-	-	-	-
	June 2005	26.1	-	-	-	-
Operating profit	September 2005	554.3	170.0	168.2	(3.7)	5.5
	June 2005	656.0	223.5	188.1	(4.0)	39.4
Amortisation of mining assets	September 2005	328.5	141.2	61.3	58.3	21.6
	June 2005	364.4	167.6	66.5	79.6	21.5
Net operating profit	September 2005	225.8	28.8	106.9	(62.0)	(16.1)
	June 2005	291.6	55.9	121.6	(83.6)	17.9
Other income/(expense)	September 2005	(26.1)	(38.5)	(11.3)	(12.2)	(15.0)
	June 2005	25.7	26.1	13.9	13.2	(1.0)
Profit before taxation	September 2005	199.7	(9.7)	95.6	(74.2)	(31.1)
	June 2005	317.3	82.0	135.5	(70.4)	16.9
Mining and income taxation	September 2005	49.9	(35.4)	14.2	(36.8)	(12.8)
	June 2005	(68.1)	23.5	23.8	(45.0)	44.7
- Normal taxation	September 2005	69.7	13.4	13.4	-	-
	June 2005	39.0	2.8	39.6	-	(36.8)
- Deferred taxation	September 2005	(19.8)	(48.8)	0.8	(36.8)	(12.8)
	June 2005	(107.1)	20.7	(15.8)	(45.0)	81.5
Profit before exceptional items	September 2005	149.8	25.7	81.4	(37.4)	(18.3)
	June 2005	385.4	58.5	111.7	(25.4)	(27.8)
Exceptional items	September 2005	0.8	0.4	-	-	0.4
	June 2005	(160.1)	(84.2)	(13.2)	(12.6)	(58.4)
Net profit	September 2005	150.6	26.1	81.4	(37.4)	(17.9)
	June 2005	225.3	(25.7)	98.5	(38.0)	(86.2)
Net profit excluding gains and losses on financial instruments and foreign debt and exceptional items	September 2005	144.4	25.9	81.4	(37.4)	(18.1)
	June 2005	279.9	(30.1)	89.6	(49.2)	(70.5)
Capital expenditure	September 2005	315.4	133.4	46.7	42.7	44.0
	June 2005	414.1	174.5	74.8	47.9	51.8
	Planned for next six months to March 2006	928.3	392.6	156.6	117.8	118.2

Operating and financial results

South African Rand		Total	International Operations			
			Ghana		Australia #	
			Tarkwa	Damang	St Ives	Agnew
Operating Results						
Ore milled/treated (000 tons)	September 2005	8,568	5,275	1,327	1,641	325
	June 2005	8,670	5,395	1,262	1,697	316
Yield (grams per ton)	September 2005	1.5	1.0	1.3	2.3	5.9
	June 2005	1.7	1.1	1.4	2.6	6.4
Gold produced (kilograms)	September 2005	12,853	5,418	1,779	3,727	1,929
	June 2005	14,480	6,193	1,811	4,452	2,024
Gold sold (kilograms)	September 2005	12,853	5,418	1,779	3,727	1,929
	June 2005	14,480	6,193	1,811	4,452	2,024
Gold price received (Rand per kilogram)	September 2005	91,877	91,602	91,793	92,058	92,379
	June 2005	87,894	87,986	88,570	87,893	87,006
Total cash costs (Rand per kilogram)	September 2005	61,768	57,992	78,583	66,193	48,315
	June 2005	57,686	49,362	69,796	71,451	42,045
Total production costs (Rand per kilogram)	September 2005	76,325	69,232	82,631	81,135	
	June 2005	71,706	59,438	75,538	82,366	
Operating costs (Rand per ton)	September 2005	92	60	94	149	305
	June 2005	94	56	99	177	280
Financial Results (Rand million)						
Revenue	September 2005	1,180.9	496.3	163.3	343.1	178.2
	June 2005	1,272.7	544.9	160.4	391.3	176.1
Operating costs	September 2005	785.7	318.2	124.1	244.3	99.1
	June 2005	814.1	300.3	124.8	300.5	88.5
Gold inventory change	September 2005	10.9	(3.5)	13.4	5.0	(4.0)
	June 2005	26.1	5.9	0.3	26.3	(6.4)
Operating profit	September 2005	384.3	181.6	25.8	93.8	83.1
	June 2005	432.5	238.7	35.3	64.5	94.0
Amortisation of mining assets	September 2005	187.3	61.2	7.2	118.9	
	June 2005	196.8	62.0	9.8	125.0	
Net operating profit	September 2005	197.0	120.4	18.6	58.0	
	June 2005	235.7	176.7	25.5	33.5	
Other income/(expense)	September 2005	12.4	9.9	4.4	(1.9)	
	June 2005	(0.4)	5.3	3.7	(9.4)	
Profit before taxation	September 2005	209.4	130.3	23.0	56.1	
	June 2005	235.3	182.0	29.2	24.1	
Mining and income taxation	September 2005	85.3	48.9	10.4	26.0	
	June 2005	(91.6)	64.7	15.9	(172.2)	
- Normal taxation	September 2005	56.3	38.8	5.2	12.3	
	June 2005	36.2	19.8	3.0	13.4	
- Deferred taxation	September 2005	29.0	10.1	5.2	13.7	
	June 2005	(127.8)	44.9	12.9	(185.6)	
Profit before exceptional items	September 2005	124.1	81.4	12.6	30.1	
	June 2005	326.9	117.3	13.3	196.3	
Exceptional items	September 2005	0.4	(1.3)	-	1.7	
	June 2005	(75.9)	(0.7)	-	(75.2)	
Net profit	September 2005	124.5	80.1	12.6	31.8	
	June 2005	251.0	116.6	13.3	121.1	
Net profit excluding gains and losses on financial instruments and foreign debt and exceptional items	September 2005	118.5	75.6	9.9	33.0	
	June 2005	310.0	116.2	12.9	180.9	
Capital expenditure	September 2005	182.0	46.7	24.8	80.8	29.7
	June 2005	239.6	100.7	16.7	86.0	36.2
Planned for next six months to March 2006		535.7	183.8	91.6	188.7	71.6

\# As a significant portion of the acquisition price was allocated to tenements of St Ives and Agnew on endowment ounces and also as these two Australian operations are entitled to transfer and then off-set tax losses from one company to another, it is not meaningful to split the income statement below operating profit.

Operating and financial results

United States Dollars		Total Mine Operations	South African Operations			
			Total	Driefontein	Kloof	Beatrix
Operating Results						
Ore milled/treated (000 tons)	September 2005	11,888	3,320	1,614	875	831
	June 2005	12,225	3,555	1,743	902	910
Yield (ounces per ton)	September 2005	0.089	0.195	0.180	0.250	0.167
	June 2005	0.094	0.193	0.171	0.250	0.179
Gold produced (000 ounces)	September 2005	1,060.1	646.8	289.8	218.4	138.6
	June 2005	1,152.2	686.6	297.9	225.5	163.2
Gold sold (000 ounces)	September 2005	1,060.1	646.8	289.8	218.4	138.6
	June 2005	1,152.2	686.6	297.9	225.5	163.2
Gold price received (dollars per ounce)	September 2005	437	437	436	436	439
	June 2005	429	429	427	430	432
Total cash costs (dollars per ounce)	September 2005	347	381	333	421	416
	June 2005	330	363	314	416	380
Total production costs (dollars per ounce)	September 2005	396	416	367	465	442
	June 2005	382	404	351	475	402
Operating costs (dollars per ton)	September 2005	32	77	62	110	72
	June 2005	32	73	56	108	71
Financial Results ($ million)						
Revenue	September 2005	463.6	282.5	126.4	95.2	60.8
	June 2005	492.5	293.2	126.9	96.0	70.3
Operating costs	September 2005	376.9	256.4	100.6	95.8	60.0
	June 2005	385.5	258.1	97.3	97.0	63.9
Gold inventory change	September 2005	1.7	-	-	-	-
	June 2005	4.3	-	-	-	-
Operating profit	September 2005	85.0	26.1	25.8	(0.6)	0.8
	June 2005	102.6	35.1	29.6	(1.0)	6.4
Amortisation of mining assets	September 2005	50.4	21.7	9.4	8.9	3.3
	June 2005	56.8	26.1	10.4	12.3	3.3
Net operating profit	September 2005	34.6	4.4	16.4	(9.5)	(2.5)
	June 2005	45.9	9.0	19.2	(13.3)	3.1
Other income/(expenses)	September 2005	(4.0)	(5.9)	(1.7)	(1.9)	(2.3)
	June 2005	4.0	4.1	2.2	2.1	(0.1)
Profit before taxation	September 2005	30.6	(1.5)	14.7	(11.4)	(4.8)
	June 2005	49.9	13.1	21.4	(11.2)	2.9
Mining and income taxation	September 2005	7.7	(5.4)	2.2	(5.6)	(2.0)
	June 2005	(11.2)	3.9	3.8	(7.2)	7.3
- Normal taxation	September 2005	10.7	2.1	2.1	-	-
	June 2005	6.0	0.5	6.4	-	(5.9)
- Deferred taxation	September 2005	(3.0)	(7.5)	0.1	(5.6)	(2.0)
	June 2005	(17.2)	3.5	(2.6)	(7.2)	13.2
Profit before exceptional items	September 2005	23.0	3.9	12.5	(5.7)	(2.8)
	June 2005	61.1	9.2	17.6	(4.0)	(4.4)
Exceptional items	September 2005	0.1	0.1	-	-	0.1
	June 2005	(25.8)	(13.6)	(2.1)	(2.0)	(9.4)
Net profit	September 2005	23.1	4.0	12.5	(5.7)	(2.7)
	June 2005	35.3	(4.3)	15.5	(6.1)	(13.8)
Net profit excluding gains and losses on financial instruments and foreign debt and exceptional items	September 2005	22.1	4.0	12.5	(5.7)	(2.8)
	June 2005	44.3	(4.8)	14.1	(7.8)	(11.2)
Capital expenditure ($ million)	September 2005	48.4	20.5	7.2	6.5	6.7
	June 2005	63.7	27.3	11.8	7.4	8.0
	Planned for next six months to March 2006	146.7	62.0	24.7	18.6	18.7

Average exchange rates are US$1 = R6.52 and US$1 = R6.39 for the September 2005 and June 2005 quarters respectively.

Figures may not add as they are rounded independently.

Operating and financial results

United States Dollars		Total	International Operations				Australian Dollars	
			Ghana		Australia #		Australia #	
			Tarkwa	Damang	St Ives	Agnew	St Ives	Agnew
Operating Results								
Ore milled/treated (000 tons)	September 2005	8,568	5,275	1,327	1,641	325	1,641	325
	June 2005	8,670	5,395	1,262	1,697	316	1,697	316
Yield (ounces per ton)	September 2005	0.048	0.033	0.043	0.073	0.191	0.073	0.191
	June 2005	0.054	0.037	0.046	0.084	0.206	0.084	0.206
Gold produced (000 ounces)	September 2005	413.2	174.2	57.2	119.8	62.0	119.8	62.0
	June 2005	465.5	199.1	58.2	143.1	65.1	143.1	65.1
Gold sold (000 ounces)	September 2005	413.2	174.2	57.2	119.8	62.0	119.8	62.0
	June 2005	465.5	199.1	58.2	143.1	65.1	143.1	65.1
Gold price received (dollars per ounce)	September 2005	438	437	438	439	441	577	579
	June 2005	428	428	431	428	424	553	548
Total cash costs (dollars per ounce)	September 2005	295	277	375	316	230	415	303
	June 2005	281	240	340	348	205	450	265
Total production costs (dollars per ounce)	September 2005	364	330	394	387		509	
	June 2005	349	289	368	401		519	
Operating costs (dollars per ton)	September 2005	14	9	14	23	47	30	61
	June 2005	15	9	15	28	44	36	57
Financial Results ($ million)								
Revenue	September 2005	181.1	76.1	25.0	52.6	27.3	69.2	35.9
	June 2005	199.3	85.5	24.9	61.2	27.7	80.3	36.4
Operating costs	September 2005	120.5	48.8	19.0	37.5	15.2	49.3	20.0
	June 2005	127.4	47.1	19.6	46.9	13.9	61.3	18.2
Gold inventory change	September 2005	1.7	(0.5)	2.1	0.8	(0.6)	1.0	(0.8)
	June 2005	4.3	1.0	-	4.4	(1.1)	5.9	(1.4)
Operating profit	September 2005	58.9	27.9	4.0	14.4	12.7	18.9	16.8
	June 2005	67.6	37.4	5.3	10.0	14.9	13.0	19.6
Amortisation of mining assets	September 2005	28.7	9.4	1.1	18.2		24.0	
	June 2005	30.7	9.7	1.5	19.5		25.6	
Net operating profit	September 2005	30.2	18.5	2.9	8.9		11.7	
	June 2005	36.9	27.7	3.8	5.3		7.1	
Other income/(expenses)	September 2005	1.9	1.5	0.7	(0.3)		(0.4)	
	June 2005	(0.2)	0.8	0.6	(1.6)		(2.2)	
Profit before taxation	September 2005	32.1	20.0	3.5	8.6		11.3	
	June 2005	36.7	28.6	4.4	3.7		4.9	
Mining and income taxation	September 2005	13.1	7.5	1.6	4.0		5.2	
	June 2005	(15.1)	10.3	2.5	(27.8)		(37.1)	
- Normal taxation	September 2005	8.6	6.0	0.8	1.9		2.5	
	June 2005	5.6	3.1	0.4	2.1		2.7	
- Deferred taxation	September 2005	4.4	1.5	0.8	2.1		2.8	
	June 2005	(20.7)	7.2	2.1	(29.9)		(39.9)	
Profit before exceptional items	September 2005	19.0	12.5	1.9	4.6		6.1	
	June 2005	51.8	18.3	2.0	31.6		42.0	
Exceptional items	September 2005	0.1	(0.2)	-	0.3		0.3	
	June 2005	(12.2)	(0.1)	-	(12.1)		(16.1)	
Net profit	September 2005	19.1	12.3	1.9	4.9		6.4	
	June 2005	39.6	18.2	2.0	19.4		25.9	
Net profit excluding gains and losses on financial instruments and foreign debt, and exceptional items	September 2005	18.2	11.6	1.5	5.1		6.7	
	June 2005	49.2	18.1	1.9	29.1		38.8	
Capital expenditure	September 2005	27.9	7.2	3.8	12.4	4.6	16.3	6.0
	June 2005	36.5	15.5	2.6	12.8	5.5	16.4	7.1
Planned for next six months to March 2006		84.6	29.0	14.5	29.8	11.3	39.1	14.9

Average exchange rates are US$1 = R6.52 and US$1 = R6.39 for the September 2005 and June 2005 quarters respectively. The Australian Dollar exchange rates were AUS$1 = R4.96 and AUS$1 = R4.91 for the September 2005 and June 2005 quarters respectively.

As a significant portion of the acquisition price was allocated to tenements of St Ives and Agnew on endowment ounces and also as these two Australian operations are entitled to transfer and then off-set tax losses from one company to another, it is not meaningful to split the income statement below operating profit.

Figures may not add as they are rounded independently.

Underground and surface

South African Rand and Metric Units

Operating Results	Total Mine Operations	South African Operations				International Operations				
		Total	Driefontein	Kloof	Beatrix	Total	Ghana		Australia	
							Tarkwa	Damang	St Ives	Agnew
Ore milled / treated (000 ton)										
- underground — September 2005	3,112	2,587	989	767	831	525	-	-	409	116
June 2005	3,376	2,720	978	832	910	656	-	-	538	118
- surface — September 2005	8,776	733	625	108	-	8,043	5,275	1,327	1,232	209
June 2005	8,849	835	765	70	-	8,014	5,395	1,262	1,159	198
- total — September 2005	11,888	3,320	1,614	875	831	8,568	5,275	1,327	1,641	325
June 2005	12,225	3,555	1,743	902	910	8,670	5,395	1,262	1,697	316
Yield (grams per ton)										
- underground — September 2005	7.2	7.3	8.1	8.7	5.2	6.2	-	-	4.5	12.1
June 2005	7.3	7.4	8.3	8.3	5.6	6.8	-	-	5.3	13.7
- surface — September 2005	1.2	1.5	1.6	0.9	-	1.2	1.0	1.3	1.5	2.5
June 2005	1.3	1.5	1.5	1.4	-	1.2	1.1	1.4	1.4	2.1
- combined — September 2005	2.8	6.1	5.6	7.8	5.2	1.5	1.0	1.3	2.3	5.9
June 2005	2.9	6.0	5.3	7.8	5.6	1.7	1.1	1.4	2.6	6.4
Gold produced (kilograms)										
- underground — September 2005	22,261	19,009	8,005	6,692	4,312	3,252	-	-	1,854	1,398
June 2005	24,560	20,090	8,095	6,920	5,075	4,470	-	-	2,856	1,614
- surface — September 2005	10,711	1,110	1,010	100	-	9,601	5,418	1,779	1,873	531
June 2005	11,276	1,266	1,171	95	-	10,010	6,193	1,811	1,596	410
- total — September 2005	32,972	20,119	9,015	6,792	4,312	12,853	5,418	1,779	3,727	1,929
June 2005	35,836	21,356	9,266	7,015	5,075	14.480	6,193	1,811	4,452	2,024
Operating costs (Rand per ton)										
- underground — September 2005	576	627	621	805	470	327	-	-	311	387
June 2005	545	591	593	741	451	358	-	-	348	403
- surface — September 2005	76	68	68	70	-	76	60	94	95	259
June 2005	71	64	60	106	-	72	56	99	98	207
- total — September 2005	207	503	406	714	470	92	60	94	149	305
June 2005	202	467	359	692	451	94	56	99	177	280

Development results

Development values represent the actual results of sampling and no allowance has been made for any adjustments which may be necessary when estimating ore reserves. All figures below exclude shaft sinking metres

Driefontein		September 2005 quarter			June 2005 quarter		
	Reef	Carbon Leader	Main	VCR	Carbon Leader	Main	VCR
Advanced	(m)	5,043	648	1,231	4,794	562	1,488
Advanced on reef	(m)	716	227	156	870	55	211
Sampled	(m)	723	132	78	576	33	102
Channel width	(cm)	108	22	97	104	45	56
Average value –	(g/t)	12.8	33.2	59.2	17.0	39.9	42.6
–	(cm.g/t)	[1]1,390	725	[2]5,756	1,762	1,783	2,395

Kloof		September 2005 quarter			June 2005 quarter		
	Reef	Kloof	Main	VCR	Kloof	Main	VCR
Advanced	(m)	190	1,157	5,057	194	1,057	6,349
Advanced on reef	(m)	97	160	1,126	125	158	1,622
Sampled	(m)	105	148	1,240	148	151	1,593
Channel width	(cm)	146	99	96	117	88	86
Average value –	(g/t)	4.8	9.1	18.9	6.8	9.2	18.8
–	(cm.g/t)	697	904	1,805	803	811	1,614

Beatrix		September 2005 quarter		June 2005 quarter	
	Reef	Beatrix	Kalkoenkrans	Beatrix	Kalkoenkrans
Advanced	(m)	5,907	1,623	7,714	1,757
Advanced on reef	(m)	1,706	256	1,711	267
Sampled	(m)	1,563	255	1,461	234
Channel width	(cm)	76	154	69	104
Average value –	(g/t)	15.6	12.1	12.4	12.0
–	(cm.g/t)	1,181	1,864	854	1,248

(1) The carbon leader reef values were negatively affected by low values on the 18 and 19 raise lines between 48 and 50 level at 5 shaft. Values are expected to improve once this low grade zone has been transversed.
(2) Values improved at 4 shaft in the shaft pillar area. Development will continue in the shaft pillar but values, although expected to be high, will most probably be lower than the exceptionally high values experienced this quarter.

Administration and corporate information

Corporate Secretary
CAIN FARREL
Telephone: (+27)(11) 644 2525
Facsimile: (+27)(11) 484 0626
e-mail: cain.farrel@goldfields.co.za

Registered offices
JOHANNESBURG
Gold Fields Limited
24 St Andrews Road
Parktown
Johannesburg
2193
Postnet Suite 252
Private Bag x 30500
Houghton 2041
Tel: (+27)(11) 644-2400
Fax: (+27)(11) 484-0626

LONDON
St James 's Corporate Services Limited
6 St James 's Place
London SW1A 1NP
United Kingdom
Telephone:(+44)(20) 7499 3916
Facsimile: (+44)(20) 7491 1989

American Depository Receipts Transfer Agent
Bank of New York
Shareholder Relations
P O Box 11258
New York, NY20286 –1258

US toll-free telephone: (1)(888) 269 2377
e-mail: shareowner-svcs@mail.bony.com

Gold Fields Limited
Incorporated in the Republic of South Africa
Registration number 1968/004880/06
Share code: GFI
Issuer code: GOGOF
ISIN – ZAE 000018123

INVESTOR RELATIONS
South Africa

WILLIE JACOBSZ
Telephone: (+27)(11) 644 2460
Facsimile: (+27)(11) 484 0639
e-mail: williej@goldfields.co.za

NERINA BODASING
Telephone: (+27)(11) 644 2630
Facsimile: (+27)(11) 484 0639
e-mail: nerina.bodasing@goldfields.co.za

North America
CHERYL A MARTIN
Telephone: (+1)(303) 796 8683
Facsimile: (+1)(303) 796 8293
e-mail: camartin@gfexpl.com

TRANSFER SECRETARIES
South Africa
Computershare Investor Services 2004
(Proprietary) Limited
Ground Floor
70 Marshall Street
Johannesburg, 2001
P O Box 61051
Marshalltown, 2107
Telephone: (+27)(11) 370 5000
Facsimile: (+27)(11) 370 5271

United Kingdom
Capita Registrars
Bourne House
34 Beckenham Road
Beckenham
Kent BR3 4TU
England
Telephone: (+44)(20) 8639 2000
Facsimile: (+44)(20) 8658 3430

WEBSITE
http://www.goldfields.co.za
http://www.gold-fields.com

Forward Looking Statements
Certain statements in this document constitute "forward looking statements" within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934.

Such forward looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of the company to be materially different from the future results, performance or achievements expressed or implied by such forward looking statements. Such risks, uncertainties and other important factors include among others: economic, business and political conditions in South Africa; decreases in the market price of gold; hazards associated with underground and surface gold mining; labour disruptions; changes in government regulations, particularly environmental regulations; changes in exchange rates; currency devaluations; inflation and other macro-economic factors; and the impact of the AIDS crisis in South Africa. These forward looking statements speak only as of the date of this document.

The company undertakes no obligation to update publicly or release any revisions to these forward looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.

Gold Fields Limited
Incorporated in the Republic of South Africa
Registration number 1968/004880/06
Share code: GFI
Issuer code: GOGOF
ISIN: ZAE 000018123

Directors

C M T Thompson = (*Chairman*)	K Ansah#	G R Parker #	S Stefanovich °	= Canadian
A J Wright (*Deputy Chairman*)	G J Gerwel	R L Pennant-Rea *	B R van Rooyen	# Ghanaian
I D Cockerill * (*Chief Executive Officer*)	A Grigorian °	P J Ryan	C I von Christierson	° Russian
N J Holland * (*Chief Financial Officer*)	J M McMahon *	T M G Sexwale	* British	# USA

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLD FIELDS LIMITED

Date: 26 October 2005

By:

Name: Mr W J Jacobsz
Title: Senior Vice President: Investor Relations and Corporate Affairs